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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)

                     of the Securities Exchange Act of 1934

                             -----------------------



                                (AMENDMENT NO. 2)

                          Cyprus Amax Minerals Company

                            (Name of Subject Company)

                                 CAV Corporation

                                       and

                            Phelps Dodge Corporation

                                    (Bidders)

                          -----------------------------


                           Common Stock, no par value
           (Including the associated preferred share purchase rights)

                        (Title of Classes of Securities)

                             -----------------------

                            496902107 (Common Stock)
                      (CUSIP Number of Class of Securities)

                             -----------------------

                              S. David Colton, Esq.
                       Vice President and General Counsel

                            Phelps Dodge Corporation
                            2600 North Central Avenue

                           Phoenix, Arizona 85004-3014

                                 (602) 234-8100

                             -----------------------


                                   Copies to:

  Michael W. Blair, Esq.                                 Stephen R. Volk, Esq.
   Debevoise & Plimpton                                 David W. Heleniak, Esq.
     875 Third Avenue                                     Shearman & Sterling
    New York, NY 10022                                   599 Lexington Avenue
      (212) 909-6000                                   New York, New York  10022
                                                      Telephone:  (212) 848-4000

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



           Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), and its wholly owned subsidiary, CAV Corporation, a Delaware corporation ("Purchaser), hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on September 3, 1999, as amended on September 23, 1999, with respect to the Purchaser's exchange offer to acquire all outstanding shares of common stock, no par value per share (including the associated preferred share purchase rights) of Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax").

Item 3 is hereby amended and supplemented by adding the following:

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

(b) On Friday, September 24, 1999, at the request of Asarco and Cyprus Amax, Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge, J. Steven Whistler, President and Chief Operating Officer of Phelps Dodge, Francis
R. McAllister, Chairman and Chief Executive Officer of ASARCO Incorporated ("Asarco"),Kevin R. Morano, President and Chief Operating Officer of Asarco, Milton H. Ward, Chairman, Chief Executive Officer and President of Cyprus Amax, and Gerald J. Malys, Senior Vice President and Chief Financial Officer of Cyprus Amax, met in New York City. At the meeting, Asarco and Cyprus Amax indicated that they were unwilling to negotiate a three way business combination unless Phelps Dodge offered a price reflecting a premium of 55% above their unaffected share prices prior to the August 20 public announcement of Phelps Dodge's initial proposal. Phelps Dodge rejected this proposal and reiterated its willingness to proceed at prices representing premiums of 40% to the unaffected share prices of Asarco and Cyprus Amax.

Later on Friday, September 24, 1999, Mr. Yearley and Mr. Whistler sent a proposed form of merger agreement to Mr. McAllister and Mr. Ward. A copy of the letter sent to Messrs. McAllister and Ward is attached hereto as Exhibit (f)(4) and is incorporated herein by reference.

Item 11 is hereby amended and supplemented by adding the following Exhibit:

Item 11.  Material to be filed as Exhibits.

(f)(4) Letter from Phelps Dodge to Francis R. McAllister, Chairman and Chief Executive Officer of Asarco, and Milton H. Ward, Chairman, Chief Executive Officer and President of Cyprus Amax, dated September 24, 1999

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 1999

                                 Phelps Dodge Corporation

                                 By   /s/ Ramiro G. Peru
                                      ------------------------------------------
                                      Name:   Ramiro G. Peru

                                      Title:  Chief Financial Officer and Senior
                                              Vice President

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 1999

                                 CAV Corporation

                                 By   /s/ Ramiro G. Peru
                                     -------------------------------------------
                                 Name:   Ramiro G. Peru

                                 Title:  Director, Vice President and Treasurer

                                                                  Exhibit (f)(4)


                    [Letterhead of Phelps Dodge Corporation]

                                                              September 24, 1999

Francis R. McAllister
Chairman and Chief Executive Officer
ASARCO Incorporated
180 Maiden Lane
New York, New York 10038

Milton H. Ward
Chairman, Chief Executive Officer and President
Cyprus Amax Minerals Company
9100 East Mineral Circle
Englewood, Colorado 80112

Dear Frank and Milt:

                  In order to avoid any further misunderstandings concerning the terms of our proposal, we are enclosing a form of merger agreement we would be prepared to sign immediately.

                  You will note that the agreement is a mark-up of your existing merger agreement and maintains the same representations, warranties and closing conditions as your existing merger agreement. The draft agreement contains the economic terms that we previously discussed and that are contained in our exchange offers to your respective shareholders. It also contains a "hell or high water" covenant with respect to regulatory matters, honors the provisions of Sections 5.5 and 5.6 of your existing merger agreement, contains a "no shop" covenant with a fiduciary out and provides for break-up fees of 2% of each of ASARCO and Cyprus Amax's respective market capitalization.

                                                     Sincerely,

  /s/ Douglas C. Yearley                                /s/  J. Steven Whisler
------------------------------------                 ---------------------------
Douglas C. Yearley                                   J. Steven Whisler
Chairman and Chief Executive Officer                 President and Chief
                                                       Operating Officer